CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
TOKYO

April 6, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com



05007051

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's "Information on the Reorganization of the Issuer, its Subsidiary and Dependent Companies" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure



ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
"МОСЭНЕРГО"




115035 Москва, Раушская наб., 8
Телекс: "УСПЕХ" 113137
Тел.: 957-35-30, факс: 957-15-80
Реквизиты в КБ "Трансинвестбанк":
Р/с № 40702810900000000068,
К/с № 30101810500000000212,
ИНН 7705035012, БИК 044579212,
ОКПО 00102798, КПП 997450001

1.04.05 № 45-08/30

На № ________ от ________

NOTICE
OF SIGNIFIANT FACT

INFORMATION ON THE REORGANIZATION OF THE ISSUER, ITS SUBSIDIARY AND DEPENDENT COMPANIES

1. The full corporate name of the issuer stating its legal and organizational form: Open Joint Stock Company of Energy and Electrification Mosenergo;

2. The place of location of the issuer: 115035, Russian Federation, Moscow, Raushskaya nab., 8;

3. Personal identification taxpayer's number granted to the issuer by the tax authorities: 7705035012;

4. Unique issuer's number granted by the registration authorities: 00085-A;

5. Code of the significant fact: 0100085A01042005

6. Address of the internet web-site used by the issuer for posting notices about significant facts: http://www.mosenergo.ru;

7. Title of the periodicals used by the issuer for publishing notices about significant facts: daily newspaper *Izvestiya* and magazine *«Attachment to Vestnik of the FSFM of Russia»*;

8. Reorganization procedure: reorganization in the form of a spin-off;

9. Authorized authority that has taken the decision serving as a ground for reorganization and the date of its adoption: general annual shareholders' meeting of OAO Mosenergo, Protocol No.1 of June 29, 2004;

10. Full and abbreviated corporate names of the reorganized legal entity and its location:

Full corporate name of the reorganized legal entity: Open Joint Stock Company of Energy and Electrification Mosenergo;

Abbreviated corporate name of the reorganized legal entity: OAO Mosenergo;

Location: 115035, Russian Federation, Moscow, Raushskaya nab., 8;

11. Full and abbreviated corporate names of each legal entity established as a result of reorganization and its location:

No	Full corporate name of the legal entity established as a result of reorganization	Abbreviated corporate name of the legal entity established as a result of reorganization	Location
1	Open Joint Stock Company Energy Management Company	OAO Energy Management Company	115035, Russian Federation, Moscow, Raushskaya nab., 8,

2	Open Joint Stock Company Trunk Grid Company	OAO Trunk Grid Company	115035, Russian Federation, Moscow, Raushskaya nab., 8
3	Open Joint Stock Company Moscow City Electricity Network Company	OAO Moscow City Electricity Network Company	115035, Russian Federation, Moscow, Sadovnicheskaya ul., 36, building 1
4	Open Joint Stock Company Moscow Heating Network Company	OAO Moscow Heating Network Company	115184, Russian Federation, Moscow, B. Tatrskaya ul., 46, building 1
5	Open Joint Stock Company Moscow Region Electricity Network Company	OAO Moscow Region Electricity Network Company	142100, Russian Federation, Moscow Region, city of Podolsk, Ordzhonikidze ul., 27
6	Open Joint Stock Company Mosenergosbyt	OAO Mosenergosbyt	117312, Russian Federation, Moscow, Vavilova ul., 9
7	Open Joint Stock Company Specialized Design Bureau for Repair and Modernization	OAO Specialized Design Bureau for Repair and Modernization	115035, Russian Federation, Moscow, Raushskaya nab., 8
8	Open Joint Stock Company Mosteplosetenergoremont	OAO Mosteplosetenergoremont	115184, Russian Federation, Moscow, B. Tatrskaya ul., 46, building 1
9	Open Joint Stock Company Mosenergosetstroi	OAO Mosenergosetstroi	115035, Russian Federation, Moscow, Raushskaya nab., 8
10	Open Joint Stock Company GRES -4	OAO GRES -4	142900, Russian Federation, Moscow Region, city of Kashira-2
11	Open Joint Stock Company GRES -5	OAO GRES -5	140700, Russian Federation, Moscow Region, city of Shatura, Chernoozerskiy pr., 5
12	Open Joint Stock Company GRES -24	OAO GRES -24	391160, Russian Federation, Ryazan Region, Pronsk District, town of Novomichurinsk, Promyshlennaya Zona
13	Open Joint Stock Company Zagorskaya GAES	OAO Zagorskaya GAES	141342, Russian Federation, Moscow Region, Sergeevo-Posad District, pos. Bogorodskoye, 100

12. The issuer's share in the charter capital of the commercial organizations established as a result of reorganization as of the date of reorganization: OAO Mosenergo does not hold shares in the companies established as a result of reorganization of OAO Mosenergo;

13. The date of reorganization (the date of state registration of the spun-off legal entity): on April 1, 2005, Interregional IFTS of Russia No. 46 for the city of Moscow registered the following legal entities in the Unified State Register of Legal Entities:

- Open Joint Stock Company Energy Management Company;
- Open Joint Stock Company Trunk Grid Company;
- Open Joint Stock Company Moscow City Electricity Network Company;
- Open Joint Stock Company Moscow Heating Network Company;
- Open Joint Stock Company Moscow Region Electricity Network Company;
- Open Joint Stock Company Mosenergosbyt;
- Open Joint Stock Company Specialized Design Bureau for Repair and Modernization;
- Open Joint Stock Company Mosteplosetenergoremont;
- Open Joint Stock Company Mosenergosetstroi;
- Open Joint Stock Company GRES -4;
- Open Joint Stock Company GRES -5;
- Open Joint Stock Company GRES -24;
- Open Joint Stock Company Zagorskaya GAES.



Dmitry V. Vasiliev
First Deputy General Director for Corporate
Policy and Property Management

Date: April 1 2005